

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 24, 2017

David W. Thompson
Chief Executive Officer
Orbital ATK, Inc.
45101 Warp Drive
Dulles, Virginia 20166

      Re: Orbital ATK, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 2, 2017
              File No. 001-10582

Dear Mr. Thompson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Laura Nicholson

Laura Nicholson
Special Counsel
Office of Transportation and Leisure

cc: John Beckman
       Hogan Lovells US LLP